EXHIBIT 99.1

Equinox Gold Acquires Additional 10% of Hardrock Project in Ontario, Canada, Increasing Stake to 60%

all financial figures in US dollars, unless otherwise indicated

VANCOUVER, BC, March 1, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company has entered into an agreement with an affiliate of the Orion Mine Finance Group ("Orion") to acquire 10% from Orion's current interest in the Hardrock Mine Project (the "Hardrock Project") for consideration of $51 million plus certain contingent payment obligations (the "Hardrock Transaction").

The Hardrock Project is a multi-million-ounce, fully permitted, construction-ready gold project located in Ontario, Canada and currently owned 50% by Orion and 50% by Premier Gold Mines Limited ("Premier"). Equinox Gold will acquire a 50% interest in the Hardrock Project upon completion of the Company's pending acquisition of Premier, as announced on December 16, 2020, and will subsequently increase its interest to 60% upon completion of the Hardrock Transaction. Orion will hold a 40% interest in the Hardrock Project.

Christian Milau, CEO of Equinox Gold, stated: "We are extremely pleased to increase our stake in this world-class Canadian gold deposit located in one of the world's top mining jurisdictions. Hardrock will be a low-cost, long-life gold mine, bringing more than 240,000 attributable ounces of annual gold production to Equinox Gold when in production, with significant upside potential from near-mine exploration and underground development. We look forward to working with Orion to advance Hardrock to production, bringing long-term benefits to all stakeholders of the Hardrock Project and particularly First Nations and other communities in the Greenstone region of Ontario."

Terms of the Hardrock Transaction include:

  Payment on closing of $51 million, of which up to $41 million can be paid in shares of Equinox Gold, at Equinox Gold's option; and
  Assumption of certain contingent payment obligations comprising:
    $5 million in cash 24 months after a positive mine construction decision for the Hardrock Project; and
    delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 ounces, 500,000 ounces and 700,000 ounces from the Hardrock Project.

The Hardrock Transaction is subject to closing of Equinox Gold's acquisition of Premier, which was approved by Premier shareholders on February 23, 2021 and is expected to close in March 2021, subject to regulatory and court approvals and customary closing conditions.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to obtain the required approvals and complete its acquisition of Premier and the additional 10% in the Hardrock Project from Orion, the Company's ability to successfully advance the Hardrock Project to production and achieve the gold production, cost estimates and other benefits currently estimated for the Hardrock Project, and the upside potential at the Hardrock Project, including production forecasts and timing and potential benefits to stakeholders. Forward-looking statements or information generally identified by the use of the words "will", "look forward", "bringing", "subject to", "potential", and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the timing for approvals in connection with the acquisition of Premier and the 10% interest in the Hardrock Project, and satisfaction of other closing conditions; Equinox Gold's ability to achieve its production, cost and development expectations for Hardrock; tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Hardrock Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; all necessary permits, licenses and regulatory approvals being received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both for the year-ended December 31, 2019, and the Company's MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/01/c0757.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 01-MAR-21